SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 30, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION
ITR – QUARTERLY INFORMATION	Base Date - 09/30/2006	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - NEIGHBORHOOD OR DISTRICT Pinheiros
3 - ZIP CODE 05429-900	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - NEIGHBORHOOD OR DISTRICT Pinheiros
4 - ZIP CODE 05429-900	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - REFERENCE / INDEPENDENT AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	2	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9 – NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 – NAME OF RESPONSIBLE TECHNICIAN Marco Antonio Brandão Simurro						12 – TAXPAYER ID OF RESP.TECH. 755.400.708-44

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 09/30/2006	2 - PRIOR QUARTER 06/30/2006	3 - SAME QUARTER PRIOR YEAR 09/30/2005
Paid-up Capital
1 - Common	28,479,577	28,479,577	28,479,577
2 - Preferred	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 – Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Capture, Treatment, Water Distribution; Collection, Treatment of Sewage
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/28/2005	Interests on capital	06/27/2006	ON	0.0013413120
02	RCA	06/23/2005	Interests on capital	06/27/2006	ON	0.0023455404
03	RCA	10/20/2005	Interests on capital	06/27/2006	ON	0.0029900000
04	RCA	12/15/2005	Interests on capital	06/27/2006	ON	0.0055500000
05	RCA	01/20/2006	Interests on capital		ON	0.0045500000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 11/14/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - Code	2 - Description	3 – 09/30/2006	4 - 06/30/2006
1	Total assets	17,957,436	17,716,234
1.01	Current assets	2,024,607	1,874,372
1.01.01	Cash	399,434	336,012
1.01.01.01	Cash, Banks and Fin. Invest.	399,396	335,997
1.01.01.02	Other cash items	38	15
1.01.02	Credits	1,149,815	1,114,999
1.01.02.01	Customers	1,149,815	1,114,999
1.01.03	Inventories	33,005	32,035
1.01.03.01	Storage Items for Operation	33,005	32,035
1.01.04	Others	442,353	391,326
1.01.04.01	Accounts receivable from shareholders	370,035	325,261
1.01.04.02	Taxes and contributions to be deducted	319	319
1.01.04.03	Deferred taxes and contributions	21,899	22,161
1.01.04.04	Advance of 13th Salary	18,941	13,962
1.01.04.05	Other accounts receivable	31,159	29,623
1.02	Long term assets	1,685,080	1,660,031
1.02.01	Sundry credits	1,685,080	1,660,031
1.02.01.01	Customers	296,473	297,250
1.02.01.02	Compensation for concession termination	148,794	148,794
1.02.01.03	Court deposits	31,329	30,723
1.02.01.04	Accounts receivable from shareholders	834,715	823,558
1.02.01.05	Deferred taxes and contributions	323,121	310,827
1.02.01.06	Other accounts receivable	50,648	48,879
1.02.02	Receivables from related parties	0	0
1.02.02.01	From associated companies	0	0
1.02.02.02	From controlled companies	0	0
1.02.02.03	From other related parties	0	0
1.02.03	Others	0	0
1.03	Permanent assets	14,247,749	14,181,831
1.03.01	Investments	720	740
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	720	740
1.03.01.03.01	Shares in other companies	698	718
1.03.01.03.02	Compulsory deposits - Eletrobrás	22	22
1.03.02	Property, plant & equipment	14,233,536	14,165,702
1.03.02.01	Property, plant & equipment	11,821,732	11,871,236
1.03.02.02	Work in progress	2,411,804	2,294,466
1.03.03	Deferred assets	13,493	15,389
1.03.03.01	Organizational and reorganization expenses	13,493	15,389

02.02 - BALANCE SHEET - LIABILITIES (In thousands of reais)

1 - Code	2 – Description	3- 09/30/2006	4 - 06/30/2006
2	Total liabilities	17,957,436	17,716,234
2.01	Current liabilities	1,938,285	1,662,890
2.01.01	Loans and credit facilities	511,682	476,890
2.01.02	Debentures	349,376	165,571
2.01.02.01	4th issue debentures	24,998	49,998
2.01.02.02	5th issue debentures	45,339	44,955
2.01.02.03	6th issue debentures	231,813	0
2.01.02.04	Interest on debentures	47,226	70,618
2.01.03	Suppliers	103,845	88,032
2.01.04	Taxes, fees and contributions	138,279	145,150
2.01.04.01	Paes Program	41,354	40,760
2.01.04.02	Cofins and Pasep	36,366	34,499
2.01.04.03	Corporate Income Tax	27,049	33,856
2.01.04.04	Social Contribution	10,012	12,908
2.01.04.05	I.N.S.S. (Social Security)	17,522	18,591
2.01.04.06	Withholding Tax	517	498
2.01.04.07	Others	5,459	4,038
2.01.05	Dividends payable	0	0
2.01.06	Provisions	10,990	10,921
2.01.06.01	For contingencies with suppliers	1,056	1,028
2.01.06.02	For contingencies with customers	9,934	9,893
2.01.07	Debt with related companies	0	0
2.01.08	Others	824,113	776,326
2.01.08.01	Salaries and payroll charges	236,722	224,208
2.01.08.02	Services	116,347	85,436
2.01.08.03	Interest on own capital payable	380,543	381,158
2.01.08.04	Deferred taxes and contributions	75,939	72,348
2.01.08.05	Amounts refundable	12,576	11,595
2.01.08.06	Other liabilities	1,986	1,581
2.02	Long-term liabilities	6,941,445	7,174,956
2.02.01	Loans and credit facilities	4,118,052	4,155,231
2.02.02	Debentures	1,398,264	1,622,845
2.02.02.01	6th issue debentures	391,140	619,618
2.02.02.02	7th issue debentures	302,767	301,891
2.02.02.03	8th issue debentures	704,357	701,336
2.02.03	Provisions	619,406	602,964
2.02.03.01	For labor claims	32,441	30,170
2.02.03.02	For civil and tax claims	95,717	93,624
2.02.03.03	For suppliers	187,859	186,113
2.02.03.04	For customers	258,331	269,800
2.02.03.05	For environmental matters	45,058	23,257

02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)

1 – Code	2 – Description	3 - 09/30/2006	4 - 06/30/2006
2.02.04	Debts with related companies	0	0
2.02.05	Others	805,723	793,916
2.02.05.01	Deferred taxes and contributions	145,655	139,454
2.02.05.02	Paes Program	237,794	244,567
2.02.05.03	Social security liabilities	310,387	299,118
2.02.05.04	Refundable amounts	73,829	73,829
2.02.05.05	Other accounts payable	38,058	36,948
2.03	Deferred income	0	0
2.05	Shareholders' equity	9,077,706	8,878,388
2.05.01	Paid-up capital	3,403,688	3,403,688
2.05.02	Capital reserves	104,624	100,760
2.05.02.01	Support for projects reserve	88,844	84,980
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation Reserves	2,459,701	2,483,566
2.05.03.01	Own assets	2,459,701	2,483,566
2.05.03.02	Controlled/Associated companies	0	0
2.05.04	Profit reserves	2,470,269	2,470,269
2.05.04.01	Legal	215,273	215,273
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	2,254,996	2,254,996
2.05.04.07.01	Reserve for investments	2,254,996	2,254,996
2.05.05	Retained earnings/accumulated losses	639,424	420,105

03.01 - INCOME STATEMENT (Thousand Reais)

1 - Code	2 – Description	3 – 07/01/2006 to 09/30/2006	4 - 01/01/2006 to 09/30/2006	5 - 07/01/2005 to 09/30/2005	6 - 01/01/2005 to 09/30/2005
3.01	Gross sales and/or services revenue	1,505,829	4,384,650	1,323,016	3,905,260
3.01.01	Water supply - Retail	777,187	2,270,950	681,714	2,018,926
3.01.02	Water supply - Wholesale	66,379	194,718	60,435	176,598
3.01.03	Sewage collection and treatment	638,628	1,849,646	559,666	1,644,803
3.01.04	Other services rendered	23,635	69,336	21,201	64,933
3.02	Gross revenue deductions	(114,987)	(335,806)	(100,431)	(292,661)
3.02.01	Tax on Revenues (COFINS)	(94,476)	(275,905)	(82,516)	(240,241)
3.02.02	Tax on Revenues (PASEP)	(20,511)	(59,901)	(17,915)	(52,420)
3.03	Net sales and/or services revenue	1,390,842	4,048,844	1,222,585	3,612,599
3.04	Cost of sales and/or services sold	(644,405)	(1,910,555)	(600,934)	(1,753,032)
3.05	Gross profit	746,437	2,138,289	621,651	1,859,567
3.06	Operating expenses/revenue	(424,658)	(1,065,960)	(341,746)	(853,939)
3.06.01	Selling	(187,802)	(455,722)	(136,886)	(381,447)
3.06.02	General and administrative	(83,734)	(218,934)	(84,106)	(253,022)
3.06.03	Financial	(153,122)	(391,304)	(120,754)	(219,470)
3.06.03.01	Financial income	25,896	96,240	20,668	70,183
3.06.03.01.01	Financial income	25,896	96,240	20,668	70,183
3.06.03.01.02	Tax on Revenues (COFINS/PASEP)	0	0	0	0
3.06.03.02	Financial expenses	(179,018)	(487,544)	(141,422)	(289,653)
3.06.03.02.01	Financial expenses	(179,018)	(487,544)	(141,422)	(289,653)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity result	0	0	0	0
3.07	Operating income	321,779	1,072,329	279,905	1,005,628
3.08	Non-operating income	1,210	1,256	(10,745)	(9,835)
3.08.01	Revenues	5,476	7,910	1,623	5,264
3.08.01.01	Revenues	5,939	10,075	2,015	6,343
3.08.01.02	Tax on Revenues (COFINS/PASEP)	(463)	(2,165)	(392)	(1,079)
3.08.02	Expenses	(4,266)	(6,654)	(12,368)	(15,099)
3.08.02.01	Loss on disposal of fixed assets	(3,192)	(5,513)	(10,337)	(12,669)
3.08.02.02	Provision for Lost Tax Incentives	0	0	0	0
3.08.02.03	Tax Incentives	(1,000)	(1,000)	0	0
3.08.02.04	Others	(74)	(141)	(2,031)	(2,430)
3.09	Income before taxes/interests	322,989	1,073,585	269,160	995,793
3.10	Provision for Income Tax and Social Contribution	(122,815)	(353,778)	(76,124)	(309,857)
3.10.01	Provision for Income Tax	(89,857)	(268,723)	(60,315)	(246,100)
3.10.02	Provision for Social Contribution	(32,958)	(85,055)	(15,809)	(63,757)
3.11	Deferred income tax	4,060	5,470	6,893	18,665
3.11.01	Deferred income tax	2,985	13,365	10,050	34,925
3.11.02	Deferred social contribution	1,075	(7,895)	(3,157)	(16,260)
3.11.03	Reversal of deferred income tax	0	0	0	0
3.12	Statutory corporate interests/contributions	(8,780)	(26,341)	(8,780)	(26,341)
3.12.01	Corporate interests	0	0	0	0
3.12.02	Contributions	(8,780)	(26,341)	(8,780)	(26,341)
3.12.02.01	Extraordinary item	(8,780)	(26,341)	(8,780)	(26,341)
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit/Loss for the Year	195,454	698,936	191,149	678,260
	Number of Shares, Ex-Treasury Shares (Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PROFIT PER SHARE	0.00686	0.02454	0.00671	0.02382
	LOSS PER SHARE

04.01 - EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. Besides providing water and sewage collection services, the Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

As of the Law 12,292, enacted on March 2, 2006, the Company may provide water and sewage services outside the State of São Paulo, including in other countries, either directly or through national or international consortia, may have equity participation in other state or mixed-capital companies, as well as to establish subsidiaries, to relate itself or participate in a private company connected to the sanitation industry.

The Company provides water and sewage services in 367 municipalities in the State of São Paulo. Nearly all of which are through concessions granted by the municipalities and most of them with 30-year term. The 10 (ten) concession contracts that expired in 2005 have been extended or are under negotiation. Up to December 31, 2006, 130 contracts are going to expire and the rest between 2007 and 2034. Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection. Up to September 30, 2006, the net book value of property, plant and equipment items relating to the municipalities where the concessions are under negotiation or will expire in 2006 totals R$ 1,57 billion, and the net revenue for the nine-month period then ended totals R$ 585 million in relation to these concessions.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for approximately 56% of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a large population and represents 2.72% of the sales and services rendered, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP. Management believes that the Company has a vested right to provide water and sewage services to these municipalities based upon, among other things, its ownership of the related water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed the Company.

In general, the Company does not face any competition in the municipalities in which it provides water and sewage services, and management understands that in those municipalities the Company has an exclusive right to provide such services.

All information regarding concession areas, number of municipalities, volumes of water and sewage and other related data disclosed in this report that do not arise from the accounting and/or financial statements are unaudited.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company’s financial statements, which are used as the basis for determining income taxes and mandatory minimum dividends calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76 and amendments), the rules and regulations of the Brazilian Securities Commission - CVM and the accounting standards issued by the Brazilian Institute of Independent Auditors – IBRACON.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Revenues from sales and services

Revenues for water supply and sewage collection services are recognized as water is consumed or as services are provided. Revenues from water supply and sewage collection services rendered but not billed are recognized as unbilled customer accounts receivable based on monthly estimates, calculated from the last measurement date to month end based on prior month’s billings, in order to match such revenues with costs incurred.

(ii) Financial income and expenses

Primarily comprised of interest and monetary and exchange variations on loans and financing and financial investments, calculated and reported on the accrual basis of accounting.

(iii) Income and social contribution taxes

Income and social contribution taxes are calculated based on taxable results. Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution is calculated at the rate of 9%. These taxes are reported on an accrual basis.

Deferred taxes related to tax loss carryforwards and temporary differences are calculated and recorded based on future taxable or deductible amounts and are recognized to the extent that their realization is believed to be probable.

As permitted by the CVM, the Company opted not to recognize the deferred tax liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991.

(iv) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(b) Cash and Cash Equivalents

Cash and cash equivalents are comprised mainly of bank deposits and financial investments and are carried at cost, plus accrued interest, if applicable. Financial investments denominated in reais have a ready market and an original maturity after 30 days from the date of investment, and are comprised mainly of Bank Deposit Certificates – CDB’s. Foreign currency deposits, if any, are translated at balance sheets date exchange rates.

(c) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements.

The Company records an allowance for doubtful accounts in an amount that is deemed by Management to be sufficient to cover probable losses in accounts receivable. Provision is recorded for bills in excess of R$ 5 and overdue for more than 360 days, and in excess of R$ 30 and overdue for more than 360 days which are under judicial collection proceedings. The amount calculated is adjusted, when presenting excess of insufficiency, based on the receivables aging analysis, taking into consideration the recovery expectation for the several customer categories.

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does not expect losses on such receivables.

(d) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at the lower of average acquisition cost or realizable value and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(e) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(f) Property, plant and equipment

Demonstrated at cost restated up to December 31, 1995, combined with the following aspects:

Depreciation of property, plant and equipment – calculated at the straight-line method, at the annual rates mentioned in note 6.a.

Revaluation of fixed asset items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts, recorded with a corresponding credit to the “Revaluation Reserve” account in the Shareholders’ Equity, and is realized through depreciation, sale and disposal of the respective items, with a corresponding entry to “Retained Earnings” account.

Contributions of property, plant and equipment by third parties and from government entities to allow the Company to supply water and sewage services are recorded as a capital reserve.

Construction-in-progress is recorded at cost and is primarily related to construction projects under contract with third parties.

Capitalization of Financial Charges

Interest charges on loans and financing for construction-in-progress are capitalized as part of the cost of assets, during the related works.

Capitalized interests and foreign exchange variations are depreciated together with the cost of the asset, once it becomes operational.

Repairs and Maintenance

Improvements to existing property are capitalized, while costs of general maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

Impairment

The Company reviews long-lived assets, primarily buildings and water and sewage systems, including property, plant and equipment and concession assets, to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. The carrying value of assets or group of assets is written down to realizable amount if and when appropriate.

Intangible Assets

Beginning in 1999, negotiations and acquisitions of new concessions considers the financial economic value of the business, defined in an appraisal report, issued by independent experts.

The terms of these concessions are generally for a period of 30 years and generally include the corresponding right to operate the concession assets over which the Company does not have title. The purchase price for these concessions is generally the fair value of the concession, based on the appraisal reports which take into consideration the projected cash flows and the remaining concession period at the date of acquisition. The cost of the concession assets acquired is amortized over the concession period using the straight-line method.

(g) Deferred Assets

The deferred assets are comprised of deferred project costs and technical studies, which are being amortized using the straight-line method over 5 years from the date when benefits start to be generated.

(h) Loans and Financing

Loans and financing are adjusted by indexation charges and foreign exchange variations, and include accruals for related interest expense. Loans and financing denominated in foreign currencies are translated to reais at the balance sheet date. The resulting foreign currency exchange adjustments are recognized as incurred, in the “financial income (expense), net” account.

(i) Salaries and payroll charges

Salaries and other payroll charges, including provision for vacation pay, 13th salary and complementary payments agreed upon through collective bargaining agreements, added by the corresponding payroll charges, are recorded on an accrual basis.

(j) Provision for contingencies

Provision for contingencies is recorded at the estimated amounts to cover potential losses related to labor, tax, civil, commercial, environmental and other claims and lawsuits, at administrative and court levels, when such losses are considered probable. Provision for contingencies balances are being disclosed net of the related escrow deposits.

(k) Environmental costs

Expenditures relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed and performed with a view to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company’s activities.

(l) Pension and Postretirement Benefits

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social (“SABESPREV”). CVM resolution 371 of December 13, 2000 determines the recognition of the actuarial liabilities in excess to the plan assets. The Company has elected to recognize the transition obligation as of the date of adoption in earnings on a straight-line basis over five years beginning January 1, 2002.

(m) Other current and long-term liabilities

Other current and long-term liabilities are stated at their known or estimated amounts, including related charges and monetary and foreign exchange adjustments, when applicable.

(n) Interest on shareholder’s equity

Recorded in accordance with Law 9,249/95, for tax deductibility purposes, limited to the daily pro-rata variation of the Long-Term Interest Rate (“TJLP”) and disclosed in accordance with CVM Deliberation 207/96.

(o) Earnings per share

Earning per share is calculated based on the number of shares outstanding at the balance sheet date.

(p) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

4. CUSTOMERS ACCOUNTS RECEIVABLE

(a) Summary of customer accounts receivable

	09/30/2006	06/30/2006

Private-sector customers:
General customers and special customers (i) (ii)	727,528	722,130
Agreements (iii)	170,973	165,267

	898,501	887,397
Government Entities:
Municipal	431,554	418,327
Federal	22,567	21,885
Agreements (iii)	80,678	73,818

	534,799	514,030
Wholesale customers - municipal authorities: (iv)
Guarulhos	327,980	316,116
Mauá	109,331	102,079
Mogi das Cruzes	4,286	4,127
Santo André	280,959	273,224
São Caetano do Sul	4,361	2,761
Diadema	82,158	77,854

	809,075	776,161

Unbilled amounts	273,465	226,539

Subtotal	2,515,840	2,404,127

Allowance for doubtful accounts	(1,069,553)	(991,878)

Total customers	1,446,287	1,412,249

Current portion	1,149,815	1,114,999
Long-term portion (v)	296,473	297,250

(i) General customers – residential and small and medium-sized businesses.

(ii) Special customers – large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements – renegotiation of past-due balances. The amounts under agreements are generally due in approximately 6 – 12 months, except for certain amounts due from municipalities that are receivable through 2011.

(iv) Wholesale customers – municipal authorities – Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, as follows:

	Sept/06	June/06

Balance at beginning of period	776,161	751,155
Billings for services provided	66,379	64,204
Collections - current year services	(32,044)	(36,666)
Collections - prior year services	(1,421)	(2,532)

Balance at end of period	809,075	776,161

Current portion	15,496	14,421
Long term portion	793,579	761,740

Some Municipalities judicially question the tariffs practiced by SABESP.

(v) Long-term receivables – The long-term portion of customer accounts receivable consists of the long-term portion of renegotiated past-due private sector customer accounts receivable and past-due balances of wholesale customers-municipal authorities. It is recorded net of an allowance for doubtful accounts of R$ 593,757 at September 30, 2006 (June/2006 - R$ 561,582).

(b) Customer accounts receivable aging summary

	Sept/06	June/06

Current (including unbilled amounts)	666,065	654,946
Past due:
Up to 30 days	192,570	195,571
From 31 to 60 days	58,202	76,042
From 61 to 90 days	47,043	59,566
From 91 to 120 days	44,173	49,718
From 121 to 180 days	73,097	99,976
From 181 to 360 days	249,360	195,703
For more than 360 days	1,185,330	1,072,605

Total	2,515,840	2,404,127

(c) Allowance for doubtful accounts

(i) The amount of the supplement to the provision may be presented as follows:

	3rd Qtr/06	2nd Qtr/06

Balance at beginning of period	991,878	962,557

Private-sector customers/government entities	44,080	3,077
Wholesale customers	33,595	26,244

Bad-debt expense in the period (net of recoveries)	77,675	29,321
Balance	1,069,553	991,878

Current portion	475,796	430,296
Long-term portion	593,757	561,582

(ii) Income statement

The Company recorded bad-debt expenses for probable losses in the accounts receivable in the second quarter of 2006 in the amount of R$ 114,169 (net of recoveries of R$ 36,494 for amounts under R$ 5 and R$ 77,675 for amounts in excess of R$ 5), directly to the period’s income, as determined by Law nº 9,430/96, in the “selling expenses” account. In the second quarter of 2005 these losses amounted to R$ 64,541.

	3rd Qtr/06	3rd Qtr/05

Provisions (over five thousand reais)	(82.591)	(56.069)
Recoveries (over five thousand reais)	4.916	17.170
Direct write-offs (less than five thousand reais)	(55.142)	(44.908)
Recoveries (less than five thousand reais)	18.648	19.266

Expenses (note 15)	(114.169)	(64.541)

Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable.

5. RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Accounts receivable from the State Government

	set/06	jun/06

Current:
Water and sewage services (i)	311,619	268,275
GESP Agreement (iii) and (iv)	58,416	56,986

Total current	370,035	325,261

Long-term:
Water and sewage services - GESP Agreement (iii) and (iv)	91,838	104,601
Reimbursement for pension benefits paid (ii)	742,877	718,957

Total long-term	834,715	823,558

Total receivable from shareholder	1,204,750	1,148,819

Water and sewage services	461,873	429,862
Reimbursement for pension benefits	742,877	718,957

	1,204,750	1,148,819

(b) Interest on shareholders’ equity	325,366	325,366

(c) Operating Revenues

Gross revenue from sales and services	3rd Qtr/06	3rd Qtr/05

Water sales	43,392	40,509
Sewage services	35,953	34,538
Collections	(36,919)	(51,957)

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary paid by the Company on behalf of the State Government to former employees of State Government-owned companies which merged to form SABESP. The amounts should be reimbursed to the Company by the Government, as the primary obligor, in conformity with Law No. 200/74. On September 30, 2006 and June 30, 2006, 2,686 and 2,699 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 23,920 and R$ 23,327 in the periods ended September 30, 2006 and June 30, 2006, respectively. There were 174 active employees at September 30, 2006, who will be entitled to these benefits once they retire, as compared to 182 at June 31, 2006.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law No. 200/74, acknowledged to be responsible for the supplemental retirement and pension benefits and acknowledged the existence of debts in respect of water and sewage services. The total Agreement value was R$ 678,830, of which R$ 320,623 refered to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refered to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the Department of Water and Energy - DAEE will transfer these properties to the Company as partial amortization, by means of credit assignment, of the amount owed by the State. The reservoirs evaluation works has been completed and approved by the Company’s Board of Directors, indicating an amount of R$ 300,880 (base date – June, 2002), as shown in the related report.

Based on Official Notice No. 53/2005 of the State Capital Defense Council – CODEC, dated March 21, 2005, negotiations were restarted between the Company and the State Government with a view to restatement of the debt under the terms defined in the GESP agreement, including amounts due after November, 2001. These negotiations shall be consolidated in a second amendment to the Agreement between the State Government and SABESP. The Company has retained Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP – FIPECAFI to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

Once the amounts and the monetary adjustment criterion are defined, SABESP will be able to take applicable actions with DAEE in order to transfer the ownership rights to the Alto Tietê System reservoirs, since no legal restraint exists, once the State Government has timely filed an appeal against the decision that had granted the public civil action and managed to obtain the suspension of the effects thereof.

This second amendment shall also include the criteria for monthly recovery of the future amounts to be disbursed by SABESP.

It is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant losses relating to any differences between the amounts recorded as due from the State Government and the amounts actually paid by SABESP.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholder’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$ 581,779, including monetary adjustments based on the Referential Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (1) amounts declared and payable relating to years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and payable relating to 2003 (R$ 360,667).

The Company and the State Government agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 is being paid in monthly installments from May 2005 through April 2009, which is subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement. Part of such amounts may be netted upon the transfer of the reservoirs that make up the Alto Tietê System. The Company and the State Government are negotiating the transfer and netting of the additional amounts owed.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(d) Cash and cash equivalents

The Company’s balance of cash and financial investments accounts with financial institutions controlled by the State Government was R$ 359,664 at September 30, 2006 (R$ 303,758 at June 30, 2006). The financial income from such investments was R$ 39,628 and R$ 24,582 in the periods ended on September 30, 2006 and 2005, respectively. The Company is required by law to invest excess cash with financial institutions controlled by the State Government.

(c) Arrangements to use certain reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by other State of São Paulo-owned companies and it does not pay any fees for their usage. In case these reservoirs are not available for use by the Company, it may be needed to obtain water from more distant locations.

The Company has the right to use water and to explore the reservoirs of the Alto Tietê System during a 30-year period, beginning in 1997.

6. PROPERTY, PLANT & EQUIPMENT

	Sept/06			June/06

		Accumulated
		Depreciation/
	Cost	Amortization	Net	Net

In use
Water systems:
Land	940,379	-	940,379	941,584
Buildings	2,682,047	(1,395,851)	1,286,196	1,310,569
Connections	813,239	(341,200)	472,039	474,641
Water meters	275,507	(140,568)	134,939	134,439
Networks	3,273,833	(997,207)	2,276,626	2,277,820
Equipment	251,842	(170,610)	81,232	86,990
Others	561,814	(236,196)	325,618	292,217

Sub total	8,798,661	(3,281,632)	5,517,029	5,518,260

Sewage system:
Land	355,956	-	355,956	354,114
Buildings	1,487,131	(560,606)	926,525	939,626
Connections	864,274	(344,708)	519,566	522,000
Networks	4,697,143	(1,107,422)	3,589,721	3,597,446
Equipment	432,416	(348,204)	84,212	127,310
Others	93,616	(40,355)	53,261	25,091

Sub total	7,930,536	(2,401,295)	5,529,241	5,565,587

General use:
Land	107,707	-	107,707	107,707
Buildings	122,666	(69,028)	53,638	54,737
Transportation equipment	134,255	(127,666)	6,589	7,978
Furniture, fixtures and equipment	276,059	(192,156)	83,903	91,211
Loan for use of land	20,556	-	20,556	20,556
Loan for use of assets	8,462	(2,536)	5,926	5,926

Sub total	669,705	(391,386)	278,319	288,115

Total in use	17,398,902	(6,074,313)	11,324,589	11,371,962

Construction in progress:
Water systems	774,215	-	774,215	745,328
Sewage systems	1,617,246	-	1,617,246	1,529,090
Others	20,343	-	20,343	20,048

Total construction in progress	2,411,804	-	2,411,804	2,294,466

Intangible assets	592,573	(95,430)	497,143	499,274

Total	20,403,279	(6,169,743)	14,233,536	14,165,702

(a) Depreciation:

Depreciation is calculated at the following annual rates: buildings – 4%; networks – 2%; equipment – 10%; water meters – 10%; transportation equipment – 20%; IT equipment – 20%; building connections – 5% furniture, fixtures and equipment – 10%. When applicable, depreciation rates are adjusted to take into account the changes in the estimated remaining economic lives as assets are replaced.

Amortization of intangible assets is performed during the term of the concession agreements entered into with the municipalities

(b) Construction in progress

Disbursements from the fourth quarter of 2006 to 2011, related to construction works already contracted are estimated to be approximately R$ 1,196,000 (unaudited).

(c) Disposals of property, plant and equipment

The Company wrote-off, in the third quarter of 2006, property, plant and equipment in the amount of R$ 4,470 (2005 – R$ 10,337), resulting in a total loss in the amount of R$ 3,192 (2005 – R$ 1,165) related to assets in use, due to obsolescence, theft and disposal. In 2005 R$ 9,172 was written-off related to construction in progress, due to discontinued construction, non-productive wells and projects no longer economically feasible.

(d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems it was necessary to expropriate or establish rights of way through third-party properties, all in conformity with the relevant legislation. The owner’s of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from the fourth quarter of 2006 are estimated to be approximately R$ 281,000 (unaudited). The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. The total amount paid relating to expropriations of property, plant and equipment in the third quarter of 2006 was R$ 663 (in the third quarter of 2005 - R$ 2,464).

(e) Tax effects on revaluation of assets

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record the deferred tax effects on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on revaluation reserve been accounted for, the unrealized amount at September 30, 2006 would be R$ 438,042 (R$ 468,696 up to September 30, 2005). The amount of R$ 70,070 was realized in the period from January to September, 2006 (January to September, 2005 – R$ 67,031).

(f) Concessions

(i) Intangible Assets

In the third quarter of 2006 and 2005 the amortization expenses related to intangible concession rights were R$ 5,000 and R$ 4,900, respectively, and R$ 14,967 and R$ 14,689 in the first nine months of 2006 and 2005, respectively. The amortization expense for next five years is estimated to be approximately R$ 20,000 per year (unaudited).

(ii) Fixed Assets in operation

The fixed assets in operation represent the assets involved in the services providing of supply of water and collection of sewage in 352 municipalities. At the end of the concession, assets shall be transferred to the conceding power, by means of indemnification. The other municipalities have been negotiated by financial economic appraisal, as described in the above item.

(g) Capitalization of interest and financial charges

In the third quarter of 2006 and 2005, the Company capitalized to property, plant and equipment interests and monetary variation, including exchange variation, in the amount of R$ 9,211 and R$ (4,837) respectively, during the period in which the related assets were under construction.

(h) Assets in guarantee

At September 30 and June 30, 2006, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program – PAES (Note 9).

Three of the Company’s properties in the amount of R$ 60,539 were pledged as collateral for financing with the International Bank for Reconstruction and Development – BIRD.

(i) Non-operating assets

The Company had R$ 26,482 at September 30 and June 30, 2006 referring to other non-operating assets, comprised primarily of land surrounding reservoirs.

(j) Totally depreciated assets

On September 30 and June 30, 2006 the gross accounting value of the totally depreciated assets which are still in use is R$ 352,726 and R$ 347,234, respectively.

7 - LOANS AND FINANCING

(i) Loans and financing balances

		Sept/06			June/06

	Short	Long		Short	Long		Final	Annual Interest	Adjustment to
	Term	Term	Total	Term	Term	Total	Maturity	Rate	Inflation	Guarantees

Local currency

										State of S.Paulo
União Federal / Banco										Government and
do Brasil	210,216	1,900,791	2,111,007	204,639	1,943,908	2,148,547	2014	8.5%	UPR	Own Funds

Debentures 4th Issue	24,998	-	24,998	49,998	-	49,998	2006	CDI+1.2%	-	-

Debentures 5th Issue	45,339	-	45,339	44,955	-	44,955	2007	10.65%	IGP-M	-
								CDI+1.75% and
Debentures 6th Issue	231,813	391,140	622,953	-	619,618	619,618	2010	11%	IGP-M	-
								CDI+1.5% and
Debentures 7th Issue	-	302,767	302,767	-	301,891	301,891	2010	10.8%	IGP-M	-
								CDI+1.5% and
Debentures 8 [h] Issue	-	704,357	704,357	-	701,336	701,336	2011	10.75%	IGP-M	-

CEF	47,537	473,747	521,284	45,601	458,124	503,725	2007/2022	5 % to 9.5%	UPR	Own Funds

FIDC - SABESP I	55,556	194,444	250,000	41,667	208,333	250,000	2011	CDI+0.7%	-	Own Funds
								3% + TJLP
BNDES	31,451	161,593	193,044	31,107	169,156	200,263	2013	Limit 6%	-	Own Funds
								12% / CDI /
Others	2,778	22,763	25,541	2,706	23,496	26,202	2009/2011	TJLP+6%	UPR	-
Accrued interest and
financial charges	72,678	15,564	88,242	102,028	-	102,028

Total local currency	722,366	4,167,166	4,889,532	522,701	4,425,862	4,948,563

Foreign currency

BIRD									Currency basket var	Federal
US$ 4,395 thousand	9,555	-	9,555	9,503	-	9,503	2007	4.84%	+ US$	Government
Soc.Génerale										Federal
EUR 524 thousand	1,444	-	1,444	1,449	-	1,449	2006	4.04%	EUR	Government
BID									Currency basket var	Federal
US$ 435,853 thousand	97,634	849,998	947,632	97,317	856,434	953,751	2007/2025	3 % to 7.7%	+ US$	Government
Eurobonds
US$ 225,000 thousand	-	489,195	489,195	-	486,968	486,968	2008	12%	US$	-
JBIC										Federal
Yen 540,889 thousand	-	9,957	9,957	-	8,812	8,812	2029	1.8% and 2.5%	Yene	Government
Accrued interests and
financial charges	30,059	-	30,059	11,491	-	11,491

Total foreign currency	138,692	1,349,150	1,487,842	119,760	1,352,214	1,471,974

Total	861,058	5,516,316	6,377,374	642,461	5,778,076	6,420,537

As of September 30, 2006 the Company did not have balances of short-term loans and financing.

Exchange rate as September 30, 2006: USD 2.1742; EUR 2.75754; Yen 0.018408

UPR: Standard Reference Unit - TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION:: Value referring to the BID and BIRD account - EUR: Euro
CDI: Interbanking Deposit Certificate - IGP-M: General Market Prices Index

(ii) Settlement schedule of loans and financing

Total debt to be paid until the end of 2006 is R$ 206,109, being the amount denominated in United States dollars and in Euro of R$ 58,712, and the amount of R$ 147,397 refers to interest and principal of loans denominated in Brazilian reais.

INSTITUTION	2006	2007	2008	2009	2010	2011	2012 Onward	TOTAL
Local currency União Federal/Banco do Brasil Caixa Econômica Federal - CEF Debentures FIDC – SABESP I BNDES Others Accrued interest and financial charges	50,896 11,280 24,998 13,889 7,863 623 37,848	214,717 49,003 277,152 55,556 31,451 3,471 35,942	233,705 53,330 - 55,556 31,451 5,645 4,447	254,373 56,620 750,004 55,556 31,451 5,525 4,447	276,868 60,800 293,903 55,555 31,451 5,361 4,447	301,353 65,854 354,357 13,888 31,451 4,916 1,111	779,095 224,397 - - 27,926 - -	2,111,007 521,284 1,700,414 250,000 193,044 25,541 88,242
Total Domestic	147,397	667,292	384,134	1,157,976	728,385	772,930	1,031,418	4,889,532
Foreign currency BIRD Société Génerale BID Eurobonds JBIC Accrued interest and financial charges	4,778 1,444 26,274 - - 26,216	4,777 - 97,634 - - 3,843	- - 69,452 489,195 - -	- - 69,452 - - -	- - 69,452 - - -	- - 69,452 - 524 -	- - 545,916 - 9,433 -	9,555 1,444 947,632 489,195 9,957 30,059
Total Foreign	58,712	106,254	558,647	69,452	69,452	69,976	555,349	1,487,842
Grand Total	206,109	773,546	942,781	1,227,428	797,837	842,906	1,586,767	6,377,374

(iii) Short-term debt structure

One of the Company’s main goals is to reduce its foreign currency debt exposure, therefore minimizing costs and volatility over income (Note 19).

(iv) Covenants

At September 30, 2006 the Company was in compliance with all financial covenants.

8. TAXES AND CONTRIBUTIONS

Income tax and social contribution are accrued on taxable results at the applicable tax rates, generally 25% for income tax and 9% for social contribution tax (34% composite rate).

(a) Balance sheet accounts

	Sept/06	June/06

In current assets ((b)(i))
Deferred income tax	16,102	16,295
Deferred social contribution	5,797	5,866

	21,899	22,161

In long-term assets ((b)(ii))
Deferred income tax	236,088	227,048
Deferred social contribution	87,033	83,779

	323,121	310,827

In current liabilities ((b)(iii))
Deferred PASEP	22,466	21,886
Deferred COFINS	53,473	50,462

	75,939	72,348

In long-term liabilities ((b)(iv))
Deferred income tax	64,833	62,298
Deferred social contribution	18,830	17,917
Deferred PASEP	16,510	16,019
Deferred COFINS	45,482	43,220

	145,655	139,454

	3 rd Qtr/06	Jan to Sept/06	3 rd Qtr/05	Jan to Sept/05

In income
Income tax	(89,857)	(268,723)	(60,315)	(246,100)
Deferred income tax	2,985	13,365	10,050	34,925

	(86,872)	(255,358)	(50,265)	(211,175)

In income
Social contribution	(32,958)	(85,055)	(15,809)	(63,757)
Deferred social contribution	1,075	(7,895)	(3,157)	(16,260)

	(31,883)	(92,950)	(18,966)	(80,017)

(b) Deferred taxes and social contributions

(i) In Current Assets

Mainly calculated on temporary differences in the amount of R$ 64,408 (June/2006 – R$ 65,180).

(ii) In Long-Term Assets

Mainly calculated on temporary differences in the amount of R$ 944,352 (June/2006 - R$ 908,193) related to income tax and R$ 967,034 (June/2006 - R$ 930,874) related to social contribution.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, being the accrual for the liability made when services are rendered and the payment made when bills are collected.

(iv) In long-term liabilities

- Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$ 259,332 (June/2006 - R$ 249,189) relating to income tax and R$ 209,225 (June/2006 - R$ 199,083) relating to social contribution.

- PASEP and COFINS

Substantially calculated on amounts invoiced to government agencies, being the accrual for the liability made when services are rendered, and the payment made when bills are collected.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the quarterly information is reconciled from the nominal rates provided by law, as shown below:

	3rd Qtr/06	Jan to	3rd Qtr/06	Jan to
		Sept/06		Sept/06

Income before taxes on income	322,989	1,073,585	269,160	995,793
Statutory rate	34%	34%	34%	34%

Tax expense at statutory rate	(109,816)	(365,019)	(91,514)	(338,570)
Permanent differences
Realization of revaluation reserve	(8,114)	(23,824)	(7,618)	(22,790)
Interest on shareholders’ equity	-	44,058	28,952	64,652
Other differences	(825)	(3,523)	949	5,516

Income and social contribution taxes	(118,755)	(348,308)	(69,231)	(291,192)

Current income tax and social contribution	(122,815)	(353,778)	(76,124)	(309,857)
Deferred income tax and social contribution	4,060	5,470	6,893	18,665
Effective rate	38%	33%	28%	31%

9. PAES Program – Special Tax Debt Refinancing Program

The Company applied for enrollment in the Special Tax Debt Refinancing Program – “PAES”, on July 15, 2003, in accordance with Law No. 10,684, of May 30, 2003, including certain tax liabilities related to COFINS and PASEP subject of a legal action challenging the application of Law No. 9,718/98, and consolidated the previously outstanding balance of the Tax Recovery Program – “REFIS”, in the amount of R$ 316,953. The debt is being paid in 120 months, added by interests at the TJLP rate, the amount thereof being subject to homologation by the Federal Revenue Service.

The amount paid in the 3rd quarter of 2006 was R$ 10,290 (R$ 10,136 in the 2nd quarter of 2006), and R$ 4,111 was accrued in the 3rd quarter of 2006 (R$ 6,116 in the 3nd quarter 2005) relating to financial charges.

Assets pledged as guarantee under the REFIS program, in the amount of R$ 249,034, continue to secure amounts under the PAES program.

10. PROVISIONS FOR CONTINGENCIES

	June/06	Additions	Exclusions	Financial	Sept/06
				Expenses

Customer claims (i)	283,216	658	(5,472)	(5,674)	272,728
Contractor claims (ii)	198,078	383	-	1,391	199,852
Civil and tax claims (iii)	93,624	18,544	(18,787)	2,336	95,717
Labor claims (iv)	30,170	1,941	(276)	606	32,441
Environmental claims (v)	23,257	21,847	(536)	490	45,058

Total	628,345	43,373	(25,071)	(851)	645,796

Escrow Deposits	(14,460)	(1,803)	863	-	(15,400)

Total	613,885	41,570	(24,208)	(851)	630,396

The Company has recorded in current liabilities, under the caption “Provisions”, amounts related to judicial lawsuits in process, in phase of sentence. The presented balance of R$ 10,990 (June/2006 - R$ 10,921) is net of escrow deposits totaling R$ 12,586 (June/2006 – R$ 13,428).

The Company, based on a joint analysis together with its legal counselors, recorded provisions in an amount considered sufficient to cover probable losses arising from judicial lawsuits, recorded in long term liabilities, under the caption “Provisions”, in the amount of R$ 619,406 (June /2006 – R$ 602,964), presented net of escrow deposits totaling R$ 2,814 (June /2006 – R$ 1,032).

(i) Customer claims – approximately 970 claims from customers have been filed by commercial customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases whose risk of loss has been assessed as probable.

(ii) Contractor claims – Filed by certain construction service contractors alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and monetary losses from economic-financial unbalance in the applicable contract. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable chance of loss.

(iii) Civil and tax claims – Refer to claims for indemnifications for material damages, pain and suffering and loss of profits caused to third parties, in several different court levels, provisioned when classified as of probable loss.

(iv) Labor claims – the Company is party to several labor claims, related to overtime pay, health hazard and risk, prior notice period, job deviation, salary parity and others, most of the amounts involved being under provisional or definite execution, in several court levels, thus being classified as of probable loss and, consequently, duly provisioned.

(v) Environmental claims – refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – CETESB (Environment Sanitation Technology Company), seeking to impose fine for environmental damages allegedly caused by the Company.

The Public Prosecution Office of the State of São Paulo brought a civil public action before the Paraguaçu Paulista Courts of Law (1a. Vara de Paraguaçu Paulista), which seeks reparation for and cessacion of environmental damage allegedley caused by the release by the Company of raw sewage in the Alegre River, situated in the Municipality of Paraguaçu Paulista. The court ruled against the Company in the first instance, requiring that it: (a) ceases the release of raw sewage into the Alegre River; (b) invests in a water and sewage treatment facility in the Municipality of Paraguaçu Paulista; and (c) pays an administrative penalty in the amount of R$ 116,9 million for environmental damage. The decision imposes an additional daily penalty on the Company if it fails to comply with (a) and (b) above. The Company has appealed the decision; however, the projects necessary to meet (a) and (b) above are expected to be concluded by October 2007.

On September 21, 2006, the Court of Justice of the State of São Paulo ruled against the Company’s appeal. Despite the legal resources the Company shall be able to use to appeal against the decision issued by the Court of Justice of the State of São Paulo, the Company is negotiating with the Public Prosecution Office of the State of São Paulo to define the terms and conditions of an agreement that shall result in the extinction of the legal suit.

As a result of the latest events, Management has accrued the amount of R$ 20,677 thousand in the financial statements as of September 30, 2006 referring to the future disbursements associated to this law suit, in view of the costs involved in the agreement that is in course.

Lawsuits with possible risk of loss

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor matters, which are assessed by its legal advisors to be of possible likelihood of loss and which are not provisioned. The aggregate amount referring to such proceedings is approximately R$ 1,874,000 as of September 30, 2006 (June/06 – R$ 1,876,000).

11. PENSION AND HEALTH BENEFIT PLANS

The Company sponsors the Fundação SABESP de Seguridade Social - SABESPREV, an entity organized in August 1990 with the main purpose of managing SABESP’s complementary pension and health benefit plans.

The monthly contribution to the retirement plan – defined benefit corresponds to 2.10% from the Company and 2.3% from the participating employees.

The contributions made by participating employees presented above is an average, as discount amount depends on salary level, between 1% and 8.5% .

The health benefit program, which is comprised of optional health benefit plans, free-election, is also funded by contributions from the sponsor and the participating employers, which were the following in the period:

Company: average of 7.5% on the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.4% of the gross payroll, on average.

12. BENEFITS TO EMPLOYEES

In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits granted and payable to which the employees will be entitled after service time.

At December 31, 2005, based on independent actuarial reports, SABESP had a net actuarial liability of R$ 329,772, representing the difference between the present value of the Company’s benefit obligations to the participating employees, retired employees and pensioners, and the assets in guarantee.

The Company has elected to recognize the liability over five years beginning in 2002. The actuarial liability as of September 30, 2006, in the amount of R$ 310,387 (June/2006 – R$ 299,118), has been recorded in long-term liabilities.

For the fiscal year 2006 the expense estimate is R$ 56,045, and it has been charged to income in the period from January to September, 2006, as follows:

	3rd Qtr/06	Jan to Sept/06	3rd Qtr/05	Jan to Sept/05

Transfer to Sabesprev	3,712	11,128	3,491	10,186
Actuarial liability recorded	11,269	33,830	13,569	41,129

Total recorded	14,981	44,958	17,060	51,315

The amount related to past service cost is recorded as an “extraordinary item”, net of tax effects, in the statement of income.

13. PROFIT SHARING PROGRAM

Based on the 2006/2007 negotiations held in May, 2006 between the Company and the entities representing the employees, the Profit Sharing Program was implemented, considering the period of goals evaluation from January to December, 2006.

In the quarter ended September 30, 2006, it has been accrued R$ 12,946 referring to the period from January to December, 2006. The payment is estimated to occur in 2007.

14. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The determination of the market value of financial instruments is performed on an annual by basis Company Management.

(b) Credit risk concentration

A significant portion of sales is made to a geographically dispersed customer base. In relation to those clients, credit risk is mitigated due to the large portfolio and to the control procedures which monitor this risk.

The allowance for doubtful accounts is sufficient to cover eventual losses.

(c) Foreign Currency

Transactions in foreign currency consist of borrowings to specific improvement works and expansion of the Company’s water supply and sewage collection and treatment services.

15. OPERATING COSTS AND EXPENSES

	3rd Qtr/06	Jan to	3rd Qtr/05	Jan to
		Sept/06		Sept/05

1. Cost of Goods and Services Sold
Payroll and related charges	231,919	710,262	220,296	630,024
General supplies	27,533	81,239	26,996	74,300
Treatment supplies	24,496	83,726	21,451	78,562
Services	80,183	219,464	73,041	203,587
Electric power	114,969	328,899	107,998	313,948
General Expenses	18,230	51,486	9,062	25,273
Depreciation and Amortization	147,075	435,479	142,090	427,338

	644,405	1,910,555	600,934	1,753,032
2. Selling Expenses
Payroll and related charges	38,018	117,006	37,185	106,109
Supplies	1,662	4,347	1,750	4,938
Services	21,104	58,168	20,693	61,272
Electric power	180	581	239	713
General Expenses	12,002	35,272	11,617	35,043
Depreciation and Amortization	667	2,061	861	2,574
Bad debt expenses	114,169	238,287	64,541	170,798

	187,802	455,722	136,886	381,447
3. General and Administrative Expenses
Payroll and related charges	31,810	95,616	29,492	82,867
Supplies	1,077	3,176	898	2,862
Services	18,262	55,162	18,189	65,637
Electric power	323	875	310	995
General Expenses	21,247	28,105	22,068	66,007
Depreciation and Amortization	3,751	11,799	4,338	12,376
Tax Expenses	7,264	24,201	8,811	22,278

	83,734	218,934	84,106	253,022
4. Costs, Selling Expenses, G & A Expenses (1+2+3)
Payroll and related charges	301,747	922,884	286,973	819,000
Supplies	30,272	88,762	29,644	82,100
Treatment supplies	24,496	83,726	21,451	78,562
Services	119,549	332,794	111,923	330,496
Electric power	115,472	330,355	108,547	315,656
General Expenses	51,479	114,863	42,747	126,323
Depreciation and Amortization	151,493	449,339	147,289	442,288
Tax Expenses	7,264	24,201	8,811	22,278
Bad debt expenses	114,169	238,287	64,541	170,798

	915,941	2,585,211	821,926	2,387,501
5. Financial (Income) Expenses
Interests and Charges on local currency Loans and Financing	127,588	397,073	145,635	388,426
Interests and Charges on foreign currency Loans and Financing	22,180	69,612	30,242	117,236
Interests on shareholders’ equity	-	129,582	85,154	190,154

	3rd Qtr/06	Jan to	3rd Qtr/05	Jan to
		Sept/06		Sept/05

Interests on shareholders’ equity (reversal)	-	(129,582)	(85,154)	(190,154)
Other Expenses on Loans and Financing	1	6	4	1,821
Income Tax on Remittances Abroad	2,144	6,596	2,263	7,215
Other Financial Expenses	8,143	26,595	7,713	25,504
Monetary Variations on Loans and Financing	22,316	60,547	9,720	54,515
Exchange Variations on Loans and Financing	(2,629)	(80,649)	(80,912)	(370,252)
Other Exchange/Monetary Variations	126	671	918	1,525
Provisions	(851)	7,093	25,839	63,663

	179,018	487,544	141,422	289,653
6. Financial Income
Monetary Variations	4,509	21,625	6,204	22,115
Income from Financial Investments	11,983	39,628	9,115	24,582
Interest	9,212	34,789	5,349	23,486
Others	192	198	-	-

Total Financial Income	25,896	96,240	20,668	70,183

Financial Expenses, net	153,122	391,304	120,754	219,470

16. INDEMNITIES RECEIVABLE

Indemnifications receivable is a long term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for the unilateral withdraw of the Company’s water and sewage services concessions in 1995. At September 30, 2006 this asset amounted to R$ 148,794.

Under these concession agreements, the Company invested in the construction of water and sewage systems in these municipalities to meet its concession service commitments. Upon the unilateral termination of the Diadema and Mauá concessions, the municipalities took on the responsibility of providing water and sewage services in these areas. At that time, the Company reclassified from property, plant and equipment balances relating to the impounded assets to long-term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts for which the Company had contractually agreed as fair compensation with the relevant authorities. The net book value of property, plant and equipment items relating to the municipality of Diadema, written-off in December 1996, was R$ 75,231, and the balance of indemnity and other receivables from this municipality was R$ 62,876 at September 30, 2006. The net book value of the property, plant and equipment items relating to the municipality of Mauá, written-off in fiscal year 1999, was R$ 103,763, and the balance of indemnity receivable from the municipality was R$ 85,918 at September 30, 2006

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amount has been received to date.

In December 1996, SABESP filed a claim seeking compensation for the amounts due by the municipality of Diadema.

With respect to Mauá, a decision has been issued by the lower court requiring Mauá to pay an amount of R$ 153,2 million as compensation for the loss of profits. This decision was appealed by Mauá and is pending appeal court decision.

Based on the advice of legal counsel, management continues to affirm that the Company has the legal right to receive such amounts and it continues to monitor the status of the legal proceedings. However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision. As such, actual amounts received could differ from those recorded.

17. SHAREHOLDERS’ EQUITY

(a) Authorized Capital

The Company is authorized to increase its capital stock up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 book-entry common shares without par value.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares, without par value, as follows:

	September/06		June/06

Shareholders	Number of shares	%	Number of shares	%

State of São Paulo Department of Finance	14,313,511,867	50,26	14,313,511,867	50,26
Companhia Brasileira de Liquidação e Custódia	7,569,538,597	26,58	7,376,565,344	25,90
The Bank Of New York ADR
Department (Equivalent to stock) (*)	6,568,602,000	23,06	6,761,267,000	23,74
Other	27,925,363	0,10	28,233,616	0,10

	28,479,577,827	100	28,479,577,827	100

(*) Each ADR equals 250 shares

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law.

Interests on shareholder’s equity declared in 2005, in the amount of R$ 348,216 have been partially paid (R$ 148,769) in June 26, 2006. And those declared in April 20, 2006, in the amount of R$ 129,582 will be paid up to 60 days after 2007 Shareholder’s Meeting, net of withholding tax.

(d) Capital reserve

Capital reserve comprises fiscal incentives and donations from governmental entities and private entities.

(e) Revaluation reserve

As provided by CVM Instruction No. 197/93, the Company elected not to recognize income tax and social contribution on the revaluation reserve of property, plant and equipment carried out until 1991.

The reserve has been realized with a corresponding entry to “retained earnings”, to the same proportion of the depreciation and write-off of the assets to which it is related.

(f) Changes in Retained Earnings Account

	Sept/06	June/06

Balance at beginning of period	420,105	222,081
Realization of revaluation reserve	23,865	22,458
Current year’s earnings	195,454	175,566

Balance at end of period	639,424	420,105

18. CASH FLOW

In order to improved information to the market and in conformity with the New Market regulation, the Company is presenting statements of cash flow prepared in accordance with the NPC-20 of the IBRACON.

Description	3rd Qtr/06	Jan to	3rd Qtr/05	Jan to
		Sept/06		Sept/05

Cash flow from operating activities
Net income for the period	195,454	698,936	191,149	678,260
Adjustments to reconcile net income:
Deferred taxes and contributions	(2,240)	(5,427)	(6,711)	(22,301)
Provisions for contingencies	26,191	51,747	43,194	111,209
Reversal of Provision for Losses	(6,595)	(6,595)	-	-
Pension Obligation	14,981	44,958	17,060	51,315
Residual cost of property, plant and equipment written-off	3,192	5,513	10,337	12,669
Deferred asset write-off	2,637	3,500	1,089	1,089
Investments write-off	21	21	-	-
Gain on sale of property, plant and equipment	(4,371)	(5,378)	-	-
Depreciation and amortization	151,493	449,339	147,289	442,288
Interests calculated on loans and financing payable	151,913	473,282	178,156	512,919
Monetary and exchange variation on loans and financing	19,687	(20,102)	(50,776)	(314,828)
Monetary variation on interest on shareholders’ equity	-	-	-	715
Interests and monetary variation expense	4,111	14,028	6,116	18,928
Income from interests and monetary variation	(2,788)	(9,699)	1,411	(1,068)
Allowance for doubtful accounts	114,169	238,287	64,541	170,798

Variation in current assets:
Accounts receivable	(127,150)	(118,728)	(59,240)	(271,537)
Accounts receivable from shareholder	(29,222)	(157,939)	(16,206)	(111,361)
Inventories	(970)	3,065	(991)	3,573
Other accounts receivable	(6,515)	(26,390)	(6,851)	(21,393)
Variation in long-term assets
Accounts receivable	(21,060)	(107,242)	(28,842)	(89,075)
Accounts receivable from shareholder	(23,919)	(70,162)	(32,435)	(46,043)
Escrow deposits	5,989	(877)	(4,476)	(3,682)
Other accounts receivable	(1,769)	(17,728)	(1,368)	(4,456)

Total Variation in current assets	(204,616)	(496,001)	(150,409)	(543,974)

Variation in current liabilities
Suppliers and contractors	15,813	26,064	11,792	6,767
Payroll and related charges	12,514	119,433	11,639	73,990
Taxes and contributions payable	(17,755)	(200)	(1,125)	(7,282)
Other accounts payable	32,297	11,332	8,013	10,321
Contingencies	(9,680)	(29,680)	(444)	-

Description	3rd Qtr/06	Jan to	3rd Qtr/05	Jan to
		Sept/06		Sept/05

Variation in long-term liabilities
Pension plan	(3,712)	(11,128)	(3,491)	(10,186)
Other accounts payable	1,110	3,398	1,366	12,040

Total Variation in current liabilities	30,587	119,219	27,750	85,650

Net cash provided by the operating activities	493,826	1,555,628	480,196	1,203,669

Cash flow from investing activities:
Purchase of property, plant and equipment	(208,799)	(540,305)	(171,988)	(412,651)
Sale of property, plant and equipment	5,649	7,837	-	-
Increase in deferred assets	(2,665)	(2,720)	(26)	(79)

Net cash used in investing activities	(205,815)	(535,188)	(172,014)	(412,730)

Cash flow from financing activities:
Loans and financing – long term:
Funds raised	46,791	367,319	23,462	1,084,876
Repayments	(270,765)	(1,109,728)	(975,123)	(1,681,350)

Payment of interest on shareholders’ equity	(615)	(158,770)	(5,829)	(71,381)

Net cash financing activities	(224,589)	(901,179)	(957,490)	(667,855)

Increase (decrease) in cash/cash equivalents	63,422	119,261	(649,308)	123,084

Cash/cash equivalents at the beginning of the period	336,012	280,173	877,949	105,557
Cash/cash equivalents at the end of the period	399,434	399,434	228,641	228,641

Change in cash/cash equivalents	63,422	119,261	(649,308)	123,084

Supplementary cash flow information:
Interests and fees paid on loans and financing	154,380	500,625	213,067	533,489
Capitalized interests and financial charges	9,211	2,382	(4,837)	(19,248)
Income tax and social contribution paid	131,262	314,455	73,818	257,223
Property, plant and equipment received as donations	3,864	25,804	3,483	11,016
COFINS and PASEP paid	106,833	326,262	92,531	276,661
Structuring of accounts	-	-	-	(715)

19. SUBSEQUENT EVENT

On November 3, 2006 the Company issued debt bonds in the international market, in the amount of US$ 140,000 thousand (Eurobonds 2016) with sole maturity forecasted to November 2016, and interests paid semi-annually, at the rate of 7.5% per year, beginning on May 2007. The Eurobonds 2016 will be listed in the Luxembourg Stock Exchange and their negotiations will be made in the alternative listing (EURO MTF Market) of the Luxemburg Stock Exchange.

The funds obtained from this operation were used for the anticipated re-purchase of part of the notes issued by the Company in 2003 (Eurobonds 2008), which original maturity would be in June 2008. In this operation, occured in November 6, 2006, 56.42% of the notes related to the Eurobonds 2008, in the amount of US$ 126,948 thousand, were re-purchased. The remainder of the amount was used for payment of the difference between the market and issuance amounts of the Eurobonds 2008, in addition to premium.

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

In the first nine months of 2006, Sabesp achieved gross operating revenue of R$ 4,384.6 million, a 12.3% growth in relation to the same period of the prior year. Costs and expenses, in the amount of R$ 2,585.2 million, were R$ 197.7 million higher than those of the same period of the prior year; however, as compared to net revenue, they reached 63.9% in the first nine months of 2006, against 66.1% in the same period of the prior year. The result before financial expenses presented an increase of 19.5%, from R$ 1,225.1 million to R$ 1,463.6 million. EBITDA reached R$ 1,912.9 million, 14.7% higher than the one recorded in the same period of the prior year.

	in millions of R$

			Variation

	3rd Qtr/05	3rd Qtr/06	R$	%

(+) Gross operating revenues	1,323.0	1,505.9	182.9	13.8
(-) COFINS e PASEP	100.4	115.0	14.6	14.5
(=) Net operating revenues	1,222.6	1,390.9	168.3	13.8
(-) Costs and expenses	821.9	916.0	94.1	11.4
(=) Income before financial expenses (EBIT*)	400.7	474.9	74.2	18.5
(+) Depreciation and amortization	147.3	151.5	4.2	2.9
(=) EBITDA**	548.0	626.4	78.4	14.3
EBITDA Margin %	44.8	45.0

Net income	191.2	195.5	4.3	2.2
Net income per one thousand shares in R$	6.71	6.86

	in millions of R$

			Variation

	Jan to Sept/05	Jan to Sept/06	R$	%

(+) Gross operating revenues	3,905.3	4,384.6	479.3	12.3
(-) COFINS e PASEP	292.7	335.8	43.1	14.7
(=) Net operating revenues	3,612.6	4,048.8	436.2	12.1
(-) Costs and expenses	2,387.5	2,585.2	197.7	8.3
(=) Income before financial expenses (EBIT*)	1,225.1	1,463.6	238.5	19.5
(+) Depreciation and amortization	442.3	449.3	7.0	1.6
(=) EBITDA**	1,667.4	1,912.9	245.5	14.7
EBITDA Margin %	46.2	47.2

Net income	678.3	699.0	20.7	3.1
Net income per one thousand shares in R$	23.82	24.54

(*) Income before interests and taxes
(**) Income before interests, taxes, depreciation and amortization.

1. Operating Revenue

In the 3Q06 gross operating revenue reached R$ 1,505.9 million, and the EBITDA, R$ 626.4 million. The 13,8% growth in gross operating revenue results mainly from:

  The 3.6 % increase in the volume of water and sewage billed.
  The 7.95% impact related to the 9.0% adjustment to tariff rates from August 31, 2005 on;
  The 1.17% impact related to the 6.71% adjustment to tariff rates from August 31, 2006 on.

2. Invoiced Volume

In the following tables, the water and sewage invoiced volumes are demonstrated according to the category of use and region in the 3Q05 and 3Q06 and periods from January to September of 2005 and 2006.

INVOICED VOLUME ** OF WATER AND SEWAGE IN RETAIL AND WHOLESALE – in millions of cubic meters
By Category	Water		Var. %	Sewage		Var. %	Water + Sewage		Var. %
	3rd Qtr/05	3rd Qtr/06		3rd Qtr/05	3rd Qtr/06		3rd Qtr/05	3rd Qtr/06
										Residential	315.1	326.5	3.6	247.0	258.2	4.5	562.1	584.7	4.0
Commercial	36.2	37.0	2.2	33.1	34.0	2.7	69.3	71.0	2.5
Industrial	8.3	8.6	3.6	8.0	8.0	-	16.3	16.6	1.8
Public	11.6	12.0	3.4	9.3	9.6	3.2	20.9	21.6	3.3
Total retail	371.2	384.1	3.5	297.4	309.8	4.2	668.6	693.9	3.8
Wholesale	64.9	66.0	1.7				64.9	66.0	1.7
Grand Total	436.1	450.1	3.2	297.4	309.8	4.2	733.5	759.9	3.6

INVOICED VOLUME ** OF WATER AND SEWAGE IN RETAIL AND WHOLESALE – in millions of cubic meters
By Region	Water		Var. %	Sewage		Var. %	Water + Sewage		Var. %
	3rd Qtr/05	3rd Qtr/06		3rd Qtr/05	3rd Qtr/06		3rd Qtr/05	3rd Qtr/06
										Metropolitan	249.0	257.6	3.5	203.0	211.4	4.1	452.0	469.0	3.8
Regional (*)	122.2	126.5	3.5	94.4	98.4	4.2	216.6	224.9	3.8
Total retail	371.2	384.1	3.5	297.4	309.8	4.2	668.6	693.9	3.8
Wholesale	64.9	66.0	1.7				64.9	66.0	1.7
Grand Total	436.1	450.1	3.2	297.4	309.8	4.2	733.5	759.9	3.6

INVOICED VOLUME ** OF WATER AND SEWAGE IN RETAIL AND WHOLESALE – in millions of cubic meters
By Category	Water		Var. %	Sewage		Var. %	Water + Sewage		Var. %
	Jan to Sept/05	Jan to Sept/06		Jan to Sept/05	Jan to Sept/06		Jan to Sept/05	Jan to Sept/06
										Residential	948.9	983.2	3.6	741.6	773.0	4.2	1,690.5	1,756.2	3.9
Commercial	108.2	110.7	2.3	98.3	101.2	3.0	206.5	211.9	2.6
Industrial	24.5	25.8	5.3	23.7	24.3	2.5	48.2	50.1	3.9
Public	34.2	35.1	2.6	27.2	28.0	2.9	61.4	63.1	2.8
Total retail	1,115.8	1,154.8	3.5	890.8	926.5	4.0	2,006.6	2,081.3	3.7
Wholesale	193.1	196.3	1.7				193.1	196.3	1.7
Grand Total	1,308.9	1,351.1	3.2	890.8	926.5	4.0	2,199.7	2,277.6	3.5

INVOICED VOLUME ** OF WATER AND SEWAGE IN RETAIL AND WHOLESALE – in millions of cubic meters
By Region	Water		Var. %	Sewage		Var. %	Water + Sewage		Var. %
	Jan to Sept/05	Jan to Sept/06		Jan to Sept/05	Jan to Sept/06		Jan to Sept/05	Jan to Sept/06
										Metropolitan	740.5	770.3	4.0	602.6	629.2	4.4	1,343.1	1,399.5	4.2
Regional (*)	375.3	384.5	2.5	288.2	297.3	3.2	663.5	681.8	2.8
Total retail	1,115.8	1,154.8	3.5	890.8	926.5	4.0	2,006.6	2,081.3	3.7
Wholesale	193.1	196.3	1.7				193.1	196.3	1.7
Grand Total	1,308.9	1,351.1	3.2	890.8	926.5	4.0	2,199.7	2,277.6	3.5

(*)Comprised by coastal and interior regions
(**) Unaudited.

3. Costs, selling and administrative expenses

For the period from January to September, 2006 presented an increase of R$ 197.7 million, or 8,3%, when compared to the same period of 2005.

In the 3Q06, the costs of products and services provided, selling and administrative expenses presented an increase of R$ 94.1 million, or 11.4% .

	in millions of R$

			Variation

	3rd Qtr/05	3rd Qtr/06	R$	%

Payroll and related charges	287.0	301.7	14.7	5.1
Supplies	29.6	30.3	0.7	2.4
Treatment supplies	21.5	24.5	3.0	14.0
Services	111.9	119.5	7.6	6.8
Electric power	108.6	115.5	6.9	6.4
General expenses	42.7	51.5	8.8	20.6
Depreciation and amortization	147.3	151.5	4.2	2.9
Bad debt expenses	64.5	114.2	49.7	77.1
Tax expenses	8.8	7.3	(1.5)	(17.0)
Costs, selling and administrative expenses	821.9	916.0	94.1	11.4

	in millions of R$

			Variation

	Jan to	Jan to	R$	%
	Sept/05	Sept/06

Payroll and related charges	819.0	922.9	103.9	12.7
Supplies	82.1	88.8	6.7	8.2
Treatment supplies	78.6	83.7	5.1	6.5
Services	330.5	332.8	2.3	0.7
Electric power	315.6	330.3	14.7	4.7
General expenses	126.3	114.9	(11.4)	(9.0)
Depreciation and amortization	442.3	449.3	7.0	1.6
Bad debt expenses	170.8	238.3	67.5	39.5
Tax expenses	22.3	24.2	1.9	8.5
Costs, selling and administrative expenses	2,387.5	2,585.2	197.7	8.3

The main variances identified in the period were:

3.1. Payroll and related charges

The number of connections per employee went from 646 in the 3Q05 to 667 in the 3Q06 (a 3.3% growth) and the number of employees reduced from 17,489 to 17,303, respectively.

The increase of R$ 14.7 million, or 5,1%, is mainly related to the salary adjustment of 4.63% from May 2006 on, and to the increase, non recurring, in labor severances, in the amount of R$ 1,4 million.

3.2. Supplies

In the 3Q06, presented a growth of R$ 0.7 million, or 2.4%, with highlights to the following variations:

  Increase in the networks used in water distribution and sewage collection, in the amount of R$ 1.2 million; and
  Vehicle fuels and lubricants in the amount of R$ 0.4 million, or 7.4%, mainly due to the 6.7% average price increase in gasoline and 11.0% in alcohol

These increases were offset by the lower use of materials in the maintenance of systems, with reduction of R$ 1.0 million.

3.3. Treatment Supplies

Presented a R$ 3.0 million increase, or 14.0%, caused by the variation in consumption in function of the higher water produced volume, with an approximately 2.5% increase. Besides the increase in production, the consumption of copper sulfide has grown approximately 45% with the objective to control the reproduction of algae in the reservoirs of Guarapiranga and Jundiaí.

3.4. Services

In the 3Q06, services presented an increase of R$ 7.6 million, or 6.8%, in relation to the 3Q05, from R$ 111.9 million to R$ 119.5 million, due mainly to the increase in expenditures with:

  Miscellaneous services basically related to the preservation of green areas, maintenance, cargo and transportation, cleaning, conservation of water and sewage treatment stations, expenditures with software, conservation and maintenance of vehicles, among others, in the amount of R$ 3.8 million;
  Research and detection of leakages and solutions devoted to the control of losses in the amount of R$ 2.1 million in the Metropolitan Region of São Paulo;
  Hydrometers reading and delivery of bills in the amount of R$ 0.9 million, mainly by the automation of these services in the Metropolitan Region of São Paulo, and
  Connection closings and re-openings in the amount of R$ 0.8 million arising from maintenance services of the water distribution and sewage collection systems, pavement replacement, performance of connections, change of hydrometers, identification of irregular connections, termination and reestablishment of water supply in the Metropolitan Region of São Paulo.

3.5. Electric Power

In the 3Q06, presented a R$ 6.9 million increase, or 6.4%, in relation to the 3Q05, from R$ 108.6 million to R$ 115.5 million, caused by the 2.5% increase in the water produced volume and by the impact of 5.86% of electric power tariff adjustment.

3.6. General Expenses

In the 3Q06, presented an increase of R$ 8.8 million, or 20.6%, in relation to the 3Q05, going from R$ 42.7 million to R$ 51.5 million, due mainly to:

  R$ 16,9 million provision for civil, labor and environmental contingencies in the 3Q05 and R$ 18.3 million for the same period of 2006, with an increase of R$ 1.4 million;
  Expenditures with indemnification to third parties and legal and judicial expenses in the amount of R$ 5.5 million, mainly related to commercial condominium; and
  Expenditures with collection for the use of hydro resources of the Capivari, Piracicaba and Jundiaí basins, in the amount of R$ 2.1 million.

3.7. Credit Write-offs

Presented an increase of R$ 49.7 million, or 77.1%, as a result of:

  Higher volume of filing of collection suits in the 3Q06, in the approximate amount of R$ 32.0 million; and
  Higher credit recoveries together with the municipality of Guarulhos, occurred in the 3Q05, not recurring in the 3Q06, of approximately R$ 13.0 million.

3.8. Tax expenses

In the 3Q06, tax expenses presented a decrease of R$ 1.5 million, or 17.0%, in relation to the 3Q05, going from R$ 8.8 million to R$ 7.3 million, due mostly to the payment of CPMF in the amount of R$ 2.2 million when US$275 million Eurobonds were settled in July 2005, non recurring.

4. Financial and monetary variation expenses

4.1 Financial expenses

In the 3Q06 presented a decrease of R$ 59.4 million, or 30.1%, arising from:

			in millions of R$

			Variation

	3rd	3rd	R$	%
	Qtr/05	Qtr/06

Financial expenses

Interests and charges on local currency loans and financing	145.6	127.6	(18.0)	(12.4)

Interests and charges on foreign currency loans and financing	30.3	22.2	(8.1)	(26.7)

Income tax on remittances abroad	2.3	2.1	(0.2)	(8.7)

Other financial expenses	7.7	8.1	0.4	(8.7)

Provisions	25.8	(0.8)	(26.6)	(103.3)

Total financial expenses	211.7	159.2	(52.5)	(24.8)

Financial income	14.5	21.4	6.9	47.6

Financial expenses, net of financial income	197.2	137.8	(59.4)	(30.1)

  Decrease in interests on domestic currency loans and financing of R$ 18.0 million, due to the anticipated settlement of the 1st series of the 5th issuance of debentures in April, 2006, with original maturity in March 2007;
  Decrease of R$ 8.1 million in Interests on foreign loans and financing, due mostly to the amortization of Eurobonds with maturity in July 2005;
  Decrease of R$ 26.6 million, due to higher provision of interests and monetary adjustment on new processes occurred in the 3Q05;
  Financial income presented a R$ 6.9 million growth, or 47.9%, caused mainly by interests on renegotiated agreements and income from financial investments.

4.2 Monetary variation expenses

Monetary variation expenses presented a R$ 90.1 million increase, arising mostly from the lower appreciation of the real in relation to the US dollar of 0,46% in the 3Q06, as compared to the appreciation occurred in the 3Q05, of 5,45%.

			in millions of R$

			Variation

	3rd	3rd	R$	%
	Qtr/05	Qtr/06

Monetary variation on loans and financing	10.6	22.4	11.8	111.3

Exchange variation on loans and financing	(80.9)	(2.6)	78.3	(96.8)

Foreign Exchange Expenses	(70.3)	19.8	90.1	(128.2)

US$	June	September	Variation (%)
2005	2,3504	2,2222	(5.45)
2006	2,1643	2,1742	0.46

5. Operating Indicators (*)

As we can observe in the following table, the Company keeps increasing its services:

	3rd Qtr/05	3rd Qtr/06	Var. %

Water connections (1)	6,454	6,575	1.9

Sewage connections (1)	4,843	4,971	2.6

Population directly served with water (2)	22,509.0	22,647.0	0.6

Population served with sewage collection (2) (4)	18,235.9	18,518.1	1.5

Number of employees	17,489	17,303	(1.1)

Operating productivity (3)	646	667	3.3

(1) In thousands of units at the end of the period.
(2) In millions of inhabitants at the end of the period. It does not include wholesale supply.
(3) Number of water and sewage connections per employee.
(*) Unaudited.

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2001-022
4 - DATE OF REGISTRATION WITH CVM	06/04/2001
5 - ISSUED SERIES	ONE
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2001
9 - DUE DATE	12/15/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI + 1.2%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	838.03
14 - AMOUNT ISSUED (Thousand of reais)	25,140
15 - DEBENTURES ISSUED (Units)	30,000
16 - OUTSTANDING SECURITIES (Units)	30,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	12/15/2006

1 - ITEM	02
2 - ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-014
4 - DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.65%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	5,525.40
14 - AMOUNT ISSUED (Thousand of reais)	47,673
15 - DEBENTURES ISSUED (Units)	8,628
16 - OUTSTANDING SECURITIES (Units)	8,628
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION	04/01/2005
22 - DATE OF NEXT EVENT	03/01/2007

1 - ITEM	03
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,011.32
14 - AMOUNT ISSUED (Thousand of reais)	234,437
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	03/01/2007

1 - ITEM	04
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,070.73
14 - AMOUNT ISSUED (Thousand of reais)	201,583
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

1 - ITEM	05
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,070.73
14 - AMOUNT ISSUED (Thousand of reais)	192,645
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

1 - ITEM	06
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,011.13
14 - AMOUNT ISSUED (Thousand of reais)	202,226
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	03/01/2007

1 - ITEM	07
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,091.03
14 - AMOUNT ISSUED (Thousand of reais)	109,103
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	03/01/2007

1 - ITEM	08
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,052.01
14 - AMOUNT ISSUED (Thousand of reais)	368,203
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	12/01/2006

1 - ITEM	09
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,047.50
14 - AMOUNT ISSUED (Thousand of reais)	366,625
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	06/01/2007

16.01 - OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT SUPPLEMENTARY

Supplementary information

In order to improve the information provided to the market, the Company presents, as supplementary information, the financial statements in the constant currency method.

1. SUPPLEMENTARY INFORMATION IN “CONSTANT CURRENCY METHOD”

(a) Restatement Index

The monetary adjustment of the operations relating to permanent assets, shareholder’s equity, income statement accounts and the calculation of gains and losses in monetary items have been measured based on the variation of the Accounting Monetary Unit - UMC, taking as basis the variation of the General Prices Index - Market - IGP-M, that in the 3rd quarter of 2006 was 0.84% and of 2.27% accumulated in the year.

(b) Balance sheet accounts

Amounts related to monetary assets and liabilities presented in “constant currency method” are similar to those presented by “corporate legislation”, except for accounts receivable from customers, accounts payable to suppliers and contractors, deferred income tax and social contribution in long-term liabilities, which are adjusted to reflect purchasing power or currency realization as of September 30, 2006, taking as basis the rate published by the National Association of Investment Banks - ANBID.

Permanent assets and shareholders’ equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M until September 30, 2006.

(c) Income statement accounts

All accounts have been monetarily restated based on the variation of the UMC, beginning on the month of recording, adjusted for inflationary gains and losses calculated on each month’s beginning and ending balances of monetary assets and liabilities, and that generated financial or inflationary nominal income and expenses, which have been considered as reductions to the income statement accounts to which they are related.

(d) Deferred taxes and contributions

Deferred income tax and social contribution have been calculated based on the rates of 15%, plus an additional 10%, and 9%, respectively, on the surplus of property, plant and equipment generated by its monetary variation, in accordance with the instructions of CVM, consolidated in IBRACON – Brazilian Institute of the Independent Auditors of Statement No. 006/99.

The amounts presented are in constant currency method as of September 30, 2006.

	In thousands of R$

Balance Sheet	Nominal Currency	Constant Currency
		Method

Total Assets	17,957,436	35,157,264

Current Assets	2,024,607	2,022,011

Long-term assets	1,685,080	1,685,080

Permanent assets	14,247,749	31,450,173
Investments	720	1,986
Property, plant and equipment	14,233,536	31,423,378
Deferred assets	13,493	24,809

Total liabilities	17,957,436	35,157,264

Current liabilities	1,938,285	1,937,608

Long-term liabilities	6,941,445	11,955,577

Shareholders’ equity	9,077,706	21,264,079
Capital	3,403,688	9,331,632
Capital reserves	104,624	162,760
Revaluation reserve	2,459,701	6,802,689
Profit reserves	2,470,269	4,634,993
Retained earnings	639,424	332,005

Page: 61

	In thousands of R$

	January to September, 2006

Income statement	Nominal	Constant
	Currency	Currency Method

Net revenue from sales and services provided	4,048,844	4,070,487
Cost of goods and services sold	(1,910,555)	(2,596,446)

Gross income	2,138,289	1,474,041
Selling expenses	(455,722)	(462,437)
Administrative expenses	(218,934)	(233,451)

Income before net financial expenses	1,463,633	778,153
Net financial expenses	(391,304)	(260,980)

Operating income	1,072,329	517,173
Non-operating income	1,256	(8,436)

Income before taxes and profit sharing	1,073,585	508,737
Provision for income tax and social contribution	(353,778)	(357,306)
Deferred income tax and social contribution	5,470	158,316
Extraordinary item net of income tax and social contribution	(26,341)	(26,672)

Net income for the period	698,936	283,075

Profit per share	0.02454	0.00994

Conciliation of net income of the period and the shareholders’ equity

	In thousands of R$

	Net Income	Shareholders’
Description	for the Period	Equity

Corporate Law	698,936	9,077,706

Monetary indexation on
Permanent assets	10,449	17,202,424
Shareholders’ equity	(580,495)	-
Present value adjustment, net	1,339	(1,919)

Reversal (provision) for taxes
Income tax	112,387	(3,686,862)
Social contribution	40,459	(1,327,270)

In constant currency method	283,075	21,264,079

Page: 62

2. EVOLUTION OF SHAREHOLDER INTEREST BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS FROM 09/30/2005 TO 09/30/2006

	Position as of 09/30/2005		New members	Changes in Common Shares	Left the Company	Position as of 09/30/2006
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling shareholder	14,313,511,871	50.3				14,313,511,867*	50.3
Directors	90,016	0.0	5	668,469**	(3)	758,485*	0.0
Executive Officers
Members of the Audit				1***		1	0.0
Committee
Outstanding shares	14,165,975,940	49.7				14,165,307,475	49.7
Total shares	28,479,577,827	100.0	5	668,470	(3)	28,479,577,827	100.0
*Difference arising from the entrance and exit of Board Members
** Difference arising from the change in Board of Directors, from the transaction of 110,000 shares from one Board Member and in function of the entrance of a Board Member who possesses 558,468 shares.
*** There has been an acquisition of only 1 share by a member of the Fiscal Council.

3. STOCK POSITION AS OF 09/30/2006

Shareholders holding more than 5% of shares	Common Shares	%
State of São Paulo Department of Finance	14,313,511,867	50.3

Shareholders	Common Shares	%
CONTROLLING SHAREHOLDER	14,313,511,867	50.3

MANAGEMENT
Board of Directors	758,485
Board of Executive Officers	-
Statutory Audit Committee	1

TREASURY SHARES	-
TOTAL	28,479,577,827	100.0
OUTSTANDING SHARES	14,165,307,475	49.7

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4. SABESP AND THE NEW MARKET

SABESP, at the time of its adhesion to the New Market segment of BOVESPA, which congregates the Brazilian companies whose corporate governance practices are considered the best in Brazil, has incorporated to its Articles of Association an Arbitrage Clause. This clause provides that “The Company, its shareholders, Managers and members of the Fiscal Council undertake to resolve, by means of arbitrage, any and all dispute or controversy that may arise among them, related to or resulting from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in Law No. 6,404/76, in these By-Laws, in the norms enacted by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as to those rules applicable to the operation of the capital markets in general, in addition to those contained in the New Market Listing Regulation, of the Contract of Participation in the New Market, to be conducted together with the Arbitrage Chamber of the Market set up by BOVESPA, in compliance with the Regulation of the referred Chamber, observed the exception applicable to the unavailable rights”.

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17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of September 30, 2006, the related statement of operations for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management and the relevant information.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company. Our special review was conduced in order for us to issue a special review report on the mandatory iterim financial statements.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The supplementary information for the quarter and nine-month period ended September 30, 2006, referring to the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of additional analysis and are not a required part of the mandatory interim financial statements. This supplementary information was submitted to the same review procedures applied to the interim financial statements and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the interim financial statements referred to in paragraph 1 taken as a whole.

5. As mentioned in Note 5 to the interim financial statements, the Company is negotiating with the State of São Paulo Government, the reimbursement of the amounts for supplementary retirement and pensions paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

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6. We had previously reviewed the balance sheet as of June 30, 2006, and the statement of operations for the quarter and nine-month period ended September 30, 2005, the supplementary information in constant purchasing power, and the statement of cash flows for said periods, presented for comparative purposes, and issued unqualified review reports thereon, dated August 14, 2006 (except for note 19, dated September 26, 2006) and November 11, 2005, respectively. In addition, our special review report, dated August 14, 2006 (except for note 19, dated September 26, 2006), contains a comment similar to the one described in paragraph 5.

7. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 14, 2006

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

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INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD QUARTER	1
01	03	INVESTOR RELATIONS OFFICER (Company’s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	BREAK-DOWN OF CAPITAL STOCK	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	AUTHORIZED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	DIRECTOR OF INVESTOR RELATIONS	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	PROFIT & LOSS STATEMENT	7
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	43
10	01	CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES	51
16	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	60
17	01	REPORT ON THE SPECIAL REVIEW	65

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 30, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.